February 20, 2026

Tom Szaky
Chief Executive Officer and Director
TerraCycle US Inc.
121 New York Avenue
Trenton, NJ, 08638

        Re: TerraCycle US Inc.
            Offering Statement on Form 1-A
            Filed February 11, 2026
            File No. 024-12710
Dear Tom Szaky:

       This is to advise you that we do not intend to review your offering statement.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Irene Barberena-Meissner at 202-551-6548 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:    Jamie Ostrow